Exhibit 99.8
ASML Media Relations Contacts:
Lucas van Grinsven – Corporate Communications — +31 40 268 3949 – Veldhoven, NL
ASML Investor Relations Contacts
Craig DeYoung – Investor Relations – +1 480 383 4005 – Tempe, Arizona, USA
Franki D’Hoore – Investor Relations – +31 40 268 6494 – Veldhoven, the Netherlands
ASML Issues Update of Share Buyback Program Announced on October 17
VELDHOVEN, the Netherlands, November 27, 2007 – ASML Holding NV (ASML) today announces progress in connection with its share buyback program disclosed on October 17, 2007 as follows:
–	To effect the share buyback, ASML has entered into an agreement with a bank. Under the terms of the agreement, the exact number of shares that are to be purchased by the bank and delivered to ASML, as well as timing of the purchases, is left to the discretion of the bank, within pre-agreed ranges.

–	During the period from November 19 through November 26, 2007, ASML acquired 5,445,249 of its shares pursuant to the share buyback program, at an average price of EUR 22.53 per share.

–	The aggregate number of shares bought back up to and including November 26, 2007 represents 64.3 percent of the announced objective of 14 million ordinary shares.

–	ASML’s share buyback program was announced on October 17, 2007 and will terminate on, or before September 28, 2008.

–	The repurchased shares will be used to cover outstanding employee stock options.
About ASML
ASML is the world’s leading provider of lithography systems for the semiconductor industry, manufacturing complex machines that are critical to the production of integrated circuits or chips. Headquartered in Veldhoven, the Netherlands, ASML is traded on Euronext Amsterdam and NASDAQ under the symbol ASML.